CNA Center Chicago, Illinois 60685	Robert M. Mann Senior Vice President & Deputy General Counsel Law Department Telephone 312-822-4982 Facsimile 312-822-1297 Internet robert.mann@cna.com
April 4, 2006
Ms. Vanessa Robertson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNA Financial Corporation (the “Company” or “CNA”) Item 4.02 Form 8-K Filed February 16, 2006 File No. 001-05823 Comment Letter dated February 17, 2006 (the “Comment Letter”)
VIA FACSIMILE TRANSMISSION – 202-772-9217
Dear Ms. Robertson:
Pursuant to the Comment Letter and our discussions as to same, enclosed please find a copy of the Current Report on Form 8-K/A that we intend to file shortly, along with a copy of this letter (the latter as correspondence).
As you requested during our discussions, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Though we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our response should not be considered an indication that we believe any disclosures in the captioned Form 8-K filing were inadequate or incorrect in any material respect.
Sincerely,